Exhibit 8.1

List of Subsidiaries

1.	Webzen Taiwan Inc., a corporation organized under the laws of the Republic of China;

2.
9Webzen (HK) Limited, a corporation organized under the laws of Hong Kong, and its wholly-owned subsidiary 9Webzen Information Technology (Shanghai) Co., Ltd., a company organized under the laws of the People’s Republic of China;

3.	Webzen China Co., Ltd., a company organized under the laws of the People’s Republic of China;

4.	Webzen America Inc., a company incorporated under the laws of the State of California; and

5.	Flux, Inc., a corporation organized under the laws of the Republic of Korea.